UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Resolution on Cash Dividend Payment

On May 12, 2026 at the Board of Directors meeting, POSCO HOLDINGS INC. resolved to pay cash dividend of the 1st quarter for the fiscal year 2026 as follows:

Cash Dividend per Share (KRW)	2,000
Dividend Yield (%)	0.4
Record Date	May 27, 2026
Provisional Dividend Payment Date	June 12, 2026
Total Cash Dividend Amount (KRW)	151,241,558,000

- Above “Dividend Yield(%)” is the percentage of dividend per share to the arithmetic average share price of the closing share prices formed at the exchange market for the past one week from the trading day to preceding the board resolution date (May 12, 2026)

- The shareholder return ratio that targets 35% to 40% of adjusted Net Income Attributable to Controlling Interests is assessed against annual performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: May 12, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Excutive Vice President